UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO
Exchange Act of 1934
§ 240.13d-2(a)
(Amendment No. 22)

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

13974105

(CUSIP Number)

J. Kimbrough Davis
P.O. Box 11248
Tallahassee, Florida 32302-3248
(850) 402-7820

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 1 of 2 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Hill Smith, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person IN

CUSIP No. 13974105	Page 2 of 2 Pages

This Amendment No. 22 amends and supplements the Schedule 13D and all subsequent amendments filed by Robert Hill Smith (the “Reporting Person”) with respect to Common Stock, $0.01 par value per share of Capital City Bank Group, Inc. (the “Issuer”). The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 2.  Identity and Background.

The Reporting Person died on May 28, 2013, and the Estate of Robert Hill Smith (the “Estate”) now beneficially owns the Issuer securities previously owned by the Reporting Person. The Estate and the Personal Representatives of the Estate are filing a separate statement on Schedule 13D that, among other things, addresses the beneficial ownership of subject securities by the Estate.

Item 5.  Interest in Securities of the Issuer.

As noted in Item 2, the Reporting Person is deceased and, therefore, no longer beneficially owns any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

ESTATE OF ROBERT HILL SMITH

/s/ Douglas W. Smith Douglas W. Smith Co-Personal Representative